File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 633

U.S.$3,750,000,000 2.500 percent Notes due January 18, 2023

Filed pursuant to Rule 3 of Regulation IA

Dated: January 16, 2018

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$3,750,000,000 2.500 percent Notes due January 18, 2023, Series No. 633 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated January 16, 2018 (the "Terms Agreement") and the Pricing Supplement dated January 16, 2018 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note:	100.00%	0.125%	99.875%
Total:	U.S.$3,750,000,000.00	U.S.$4,687,500.00	U.S.$3,745,312,500.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 10, 2017
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

IDB
Inter-American Development Bank

Exhibit A

March 10, 2017

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 633

U.S.$3,750,000,000 2.500 percent Notes due January 18, 2023

Issue Price: 100.00 percent

Application has been made for the Notes to be admitted to the
Official List of the United Kingdom Listing Authority and
to trading on the London Stock Exchange plc's
Regulated Market

BofA Merrill Lynch
BMO Capital Markets
RBC Capital Markets
TD Securities

BNP PARIBAS
Citigroup
Deutsche Bank
Goldman Sachs International
HSBC
J.P. Morgan
Mizuho Securities
NatWest Markets
Nomura
Wells Fargo Securities

The date of this Pricing Supplement is January 16, 2018.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 633
U.S.$3,750,000,000 2.500 percent Notes due January 18, 2023

DC_LAN01:358828.4

5. Form of Notes
    (Condition 1(a)):

    Book-entry only (not exchangeable for Definitive Fed Registered Notes, Conditions 1(a) and 2(b) notwithstanding)

6. Authorized Denomination(s)
    (Condition 1(b)):

    U.S.$1,000 and integral multiples thereof

7. Specified Currency
    (Condition 1(d)):

    United States Dollars (U.S.$) being the lawful currency of the United States of America

8. Specified Principal Payment Currency
    (Conditions 1(d) and 7(h)):

    U.S.$

9. Specified Interest Payment Currency
    (Conditions 1(d) and 7(h)):

    U.S.$

10. Maturity Date
    (Condition 6(a); Fixed Interest Rate):

    January 18, 2023

11. Interest Basis
    (Condition 5):

    Fixed Interest Rate (Condition 5(I))

12. Interest Commencement Date
    (Condition 5(III)):

    Issue Date (January 18, 2018)

13. Fixed Interest Rate (Condition 5(I)):

    (a)   Interest Rate:

    2.500 percent per annum

    (b)   Fixed Rate Interest Payment Date(s):

    Semi-annually in arrear on January 18 and July 18 in each year, commencing on July 18, 2018

    Each Interest Payment Date is subject to adjustment in accordance with the Following Business Day Convention with no adjustment to the amount of interest otherwise calculated.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 633
U.S.$3,750,000,000 2.500 percent Notes due January 18, 2023

DC_LAN01:358828.4

(c)	General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Federal Reserve Bank of New York; Euroclear Bank S.A./N.V.; Clearstream, Luxembourg
3.	Syndicated:	Yes
4.	If Syndicated:	
	(a) Liability:	Several and not joint
	(b) Joint Lead Managers:	BMO Capital Markets Corp. Merrill Lynch International RBC Capital Markets, LLC The Toronto-Dominion Bank
5.	Commissions and Concessions:	0.125% of the Aggregate Principal Amount
6.	Estimated Total Expenses:	None. The Joint Lead Managers have agreed to pay for certain expenses related to the issuance of the Notes.

5

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 633
U.S.$3,750,000,000 2.500 percent Notes due January 18, 2023

DC_LAN01:358828.4

assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers' target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression MiFID II means Directive 2014/65/EU, as amended.

2.   United States Federal Income Tax Matters

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the "United States Holders" section should be updated to read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will generally be "passive" income for purposes of computing the foreign tax credit."

Information with Respect to Foreign Financial Assets. Owners of "specified foreign financial assets" with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Medicare Tax. A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the United States holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder's

DC_LAN01:358828.4

TERMS AGREEMENT NO. 633 UNDER
THE PROGRAM

January 16, 2018

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

     The undersigned agree to purchase from you (the "<u>Bank</u>") the Bank's
U.S.$3,750,000,000 2.500 percent Notes due January 18, 2023 (the "<u>Notes</u>") described in
the Pricing Supplement related thereto, dated as of the date hereof (the "<u>Pricing
Supplement</u>"), at 9:00 a.m. New York time on January 18, 2018 (the "<u>Settlement Date</u>"),
at an aggregate purchase price of U.S.$3,745,312,500, calculated as set forth below, on
the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001,
relating to the issuance of Notes by the Bank (the "<u>Standard Provisions</u>"), incorporated
herein by reference. In so purchasing the Notes, each of the undersigned understands and
agrees that it is not acting as an agent of the Bank in the sale of the Notes.

     When used herein and in the Standard Provisions as so incorporated, the
term "<u>Notes</u>" refers to the Notes as defined herein. The Fiscal Agency Agreement, dated
as of December 7, 1962, as amended and supplemented from time to time, between the
Bank and the Federal Reserve Bank of New York, as fiscal and paying agent, has been
superseded by the Uniform Fiscal Agency Agreement, dated as of July 20, 2006 (the
"<u>New Fiscal Agency Agreement</u>"), as may be amended, restated, superseded or otherwise
modified from time to time, between the Bank and the Federal Reserve Bank of New
York, as fiscal and paying agent. When used herein and in the Standard Provisions as so
incorporated, the term "Fed Fiscal Agency Agreement" refers to the New Fiscal Agency
Agreement. All other terms defined in the Prospectus, the Pricing Supplement relating to
the Notes and the Standard Provisions shall have the same meaning when used herein.

     The Bank represents and warrants to us that the representations, warranties
and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the
"Prospectus" revised to read the "Prospectus as amended and supplemented with respect
to Notes at the date hereof") are true and correct on the date hereof.

     The obligation of each of the undersigned to purchase Notes hereunder is
subject to the continued accuracy, on each date from the date hereof to and including the
Settlement Date, of the Bank's representations and warranties contained in the Standard
Provisions and to the Bank's performance and observance of all applicable covenants and
agreements contained therein. The obligation of the undersigned to purchase Notes
hereunder is further subject to the receipt by the undersigned of the documents referred to
in Section 6(b) of the Standard Provisions.

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account at the Federal Reserve Bank of New York: ABA No. 021000018 BK OF NYC/TDLondon; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to the Bank's account: ABA No. 021080562.

3.   The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the following documents which it has requested:

- a copy of the Prospectus and the Fed Fiscal Agency Agreement, duly executed by the parties thereto; and

- a copy of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4.   In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.   Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of each of the undersigned are as follows:

FOR THE BANK:

> Inter-American Development Bank
> 1300 New York Avenue, N.W.
> Washington, D.C. 20577
> Attention: Finance Department,
>   Cash Management and Settlements Group
> Email: FIN_CMO@iadb.org
> Telephone: 202-623-3131

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8.   Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between any of the undersigned and the Bank, the Bank acknowledges and accepts that a BRRD Liability arising under this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(i)   the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of any of the undersigned (as applicable) to the Bank under this Terms Agreement (as it may be supplemented, by an expenses side letter or otherwise), that (without limitation) may include and result in any of the following, or some combination thereof:

    a.   the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

    b.   the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of any of the undersigned or another person (and the issue to or conferral on the Bank of such shares, securities or obligations);

    c.   the cancellation of the BRRD Liability;

    d.   the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

(ii)   the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority;

provided, however, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between any of the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

As used in this Terms Agreement:

"Bail-in Legislation" means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

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the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: _____

     Name: Gustavo Alberto De Rosa
     Title: Chief Financial Officer and
                General Manager, Finance Department